EXHIBIT 99.1

Election to Equinor's board of directors

In a meeting on 8 June 2021 the corporate assembly of Equinor ASA (OSE:EQNR, NYSE:EQNR) has re-elected all the shareholder-elected members of Equinor ASA’s board of directors.

The corporate assembly re-elected Jon Erik Reinhardsen as chair and Jeroen van der Veer as deputy chair of the board in addition to re-election of Bjørn Tore Godal, Rebekka Glasser Herlofsen, Anne Drinkwater, Jonathan Lewis, Finn Bjørn Ruyter and Tove Andersen as shareholder-elected members of Equinor ASA’s board of directors.

The election of shareholder-elected members to the board of directors enters into effect from 1 July 2021 and is effective until the ordinary election of shareholder-elected members to the board of directors in 2022.

Furthermore, the corporate assembly re-elected Hilde Møllerstad, Per Martin Labråthen and Stig Lægreid as employee-elected members of Equinor’s board of directors. Bjørn Palerud, Hans Einar Haldorsen and Anita Skaga Myking (with this priority) were elected as deputy members for the employee-elected board members.

The election of employee-elected members to the board of directors enters into effect from 1 July 2021 and is effective until the ordinary election of employee-elected members to the board of directors in 2023.

Contacts:

  Tone Lunde Bakker, chair of the nomination committee
  All enquiries to be directed through Equinor Corporate Press Office,
  Sissel Rinde, +47 412 60 584

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act